


UNITED S[TATES]
SECURITIES AND EXC[HANGE COMMISSION]
Washington, D.C. 20549

02005938

OMB APPROVAL	
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SEC FILE NUMBER
8- 43093

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Weitzel Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Embassy West Drive, Suite 100
(No. and Street)

Dubuque	**IA**	**52002-2259**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Weitzel — **(563) 583-6020** (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name — *if individual, state last, first, middle name)*

3999 Pennsylvania Avenue, Suite 100	**Dubuque**	**IA**	**52002-2639**
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services, Inc., as of October 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **Exempt under 15c3-3(k)(1)**
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEITZEL FINANCIAL SERVICES, INC.
DUBUQUE, IOWA

FINANCIAL STATEMENTS
OCTOBER 31, 2001

WEITZEL FINANCIAL SERVICES, INC.

Table of Contents



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2001, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
November 21, 2001

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 44,167
Commissions receivable	8,578
Other receivables	1,109
NASD warrants and stock	19,500
Total current assets	73,354
EQUIPMENT	
Equipment	73,403
Less accumulated depreciation	(33,979)
Net equipment	39,424
TOTAL ASSETS	$ 112,778

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Commissions payable	$ 3,149
Accrued payroll taxes	4,524
Income taxes payable	551
Total current liabilities	8,224
DEFERRED INCOME TAXES	6,549
Total liabilities	14,773
STOCKHOLDER'S EQUITY	
Common stock, $10 par value	
Authorized, 1,000,000 shares	
Issued, 2,000 shares	20,000
Retained earnings	78,005
Total stockholder's equity	98,005
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 112,778

See notes to financial statements.

WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED OCTOBER 31, 2001

REVENUE	
Commissions	$ 488,549
Rent income	2,400
Interest income	1,875
	492,824
OPERATING EXPENSES	
Wages	192,241
Commissions	197,805
Pension expense	26,132
Payroll taxes	10,884
Seminars and educational	120
Office supplies	4,150
Telephone	4,228
Utilities	1,386
Repairs and maintenance	2,352
Postage	2,796
Dues and subscriptions	20
Insurance and bonding	7,024
Licenses and fees	3,234
Advertising	2,545
Professional fees	6,832
Meals and entertainment	328
Vehicle expense	1,792
Rent	14,800
Property tax	2,247
Depreciation	9,594
Contributions	200
Miscellaneous	279
	490,989
INCOME BEFORE INCOME TAXES	1,835
PROVISION FOR INCOME TAXES	(437)
NET INCOME	$ 1,398

See notes to financial statements.

WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED OCTOBER 31, 2001

	Common Stock	Retained Earnings	Total
BALANCE - OCTOBER 31, 2000	$ 20,000	$ 76,607	$ 96,607
Net income	-	1,398	1,398
BALANCE - OCTOBER 31, 2001	$ 20,000	$ 78,005	$ 98,005

See notes to financial statements.

WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2001

OPERATING ACTIVITIES	
Net income	$ 1,398
Charges (credits) to net income not affecting cash	
Depreciation	9,594
Deferred income taxes	(1,285)
Changes in assets and liabilities	
Commissions receivable	(4,633)
Prepaid taxes	1,143
Commissions payable	1,478
Accrued expenses	(26,123)
Income taxes payable	551
NET CASH USED FOR OPERATING ACTIVITIES	(17,877)
INVESTING ACTIVITIES	
Purchase of securities	(16,200)
Equipment purchases	(594)
NET CASH USED FOR INVESTING ACTIVITIES	(16,794)
NET DECREASE IN CASH	(34,671)
CASH AT BEGINNING OF YEAR	78,838
CASH AT END OF YEAR	$ 44,167
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for income taxes	$ 26

See notes to financial statements.

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, insurance, annuities, and variable annuities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make payments out directly to the fund into which the customer is investing. Should the customer inadvertently make the check out to the Company, the transaction would be effectuated through a bank account designated as a special account for the exclusive benefit of its customers.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. Weitzel Financial Services, Inc., operates in the northeastern Iowa, southeastern Wisconsin, and northwestern Illinois areas. Due to this, the Company's operations are dependent upon this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Investments

Investments in stock and stock warrants are considered "trading securities" and are carried at cost since fair value is not readily determinable.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(continued on next page)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of October 31, 2001, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net capital ratio	.22/1
Net capital	$ 37,944
Net capital requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3 – RESERVE REQUIREMENTS

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4 – INCOME TAXES

The net deferred tax liability consists of the following component as of October 31, 2001:

Deferred tax liability – equipment	$ 6,549

(continued on next page)

The components giving rise to the net deferred tax liability described above have been included in the accompanying statement of financial condition as of October 31, 2001, as follows:

Noncurrent assets	$ 6,549

The provision for income taxes charged to income for the year ended October 31, 2001, consists of the following:

Current expense	$ 1,723
Deferred tax benefit	(1,286)
	$ 437

NOTE 5 – OPERATING LEASES

The Company is committed to a 60 month lease for office space, effective September 29, 1997, through September 30, 2002. The future minimum rentals due are as follows:

Year Ending October 31,	
2002	$ 15,273

Total lease expense for the year ended October 31, 2001, was $14,800.

NOTE 6 – PENSION PLAN

The Company contributes up to 15% of eligible wages under a simplified employee pension plan to the individual retirement accounts of its eligible employees. The employee must be twenty-one years of age, be employed three of the last five calendar years, and earn at least $400 annually (subject to inflation). Pension expense was $26,132 for the year ended October 31, 2001.

WEITZEL FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION


EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying financial statements of **Weitzel Financial Services, Inc.**, as of and for the year ended October 31, 2001, and have issued our report thereon dated November 21, 2001. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
November 21, 2001

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

WEITZEL FINANCIAL SERVICES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2001

NET CAPITAL	
Total stockholder's equity from the statement of financial condition	$ 98,005
Deductions	
Equipment	(39,424)
Commissions receivable – insurance and annuities	(28)
Other receivables	(1,109)
NASD warrants and stock	(19,500)
Net capital before haircuts	37,944
Haircuts on marketable securities	-
Net capital	$ 37,944
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required – higher of 6 2/3% times aggregate indebtedness or $5,000	$ 5,000
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ 8,224
Ratio of aggregate indebtedness to net capital	$ .22/1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part IIA of Form X-17A-5, as originally filed	$ 37,944



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **Weitzel Financial Services, Inc.**, (the Company) for the year ended October 31, 2001, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
November 21, 2001

WEITZEL FINANCIAL SERVICES, INC.

DUBUQUE, IOWA


EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-3) of Securities Investor Protection Corporation Certification of Exclusion from Membership of **Weitzel Financial Services, Inc.**, for the year ended October 31, 2001. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedure we performed was to review the annual report required by Section 17a-5(d) for the fiscal year ended October 31, 2001, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above. In connection with the procedure referred to above, nothing came to our attention that caused us to believe that the Certification shown on Form SIPC-3 was not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of **Weitzel Financial Services, Inc.**, taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
November 21, 2001

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

SIPC-3

(13-REV 12/00)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, address, Designated Examining Authority and 1934 Act registration number:

043093 NASD DEC 11/19/1990
WEITZEL FINANCIAL SERVICES
1665 EMBASSY WEST DR STE 100
DUBUQUE, IA 52002-2259

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

Timothy J. Weitzel (319)583-6020

certifies that during the year ending December 31, 2001 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☒ (i) the distribution of shares of registered open and investment companies or unit investment trusts;
- ☒ (ii) the sale of variable annuities;
- ☒ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☒ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Complete: ________

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 4th day of January, 2001

Weitzel Financial Services, Inc.
(Name of Corporation, Partnership or ~~other organization~~)

Timothy J. Weitzel — President
(Authorized signature) (Title)

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.
Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Mailed 1/04/01